Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131178
PROSPECTUS

ESSEX PROPERTY TRUST, INC.

142,076 SHARES OF COMMON STOCK

This prospectus relates to 142,076 shares of our common stock. None of these shares of common stock are currently outstanding. All 142,076 shares of our common stock may be issued by us upon the exchange of outstanding partnership units on a one-for-one basis and offered and resold from time to time by selling stockholders named in this prospectus. We have registered the shares of common stock to provide the selling stockholders with freely tradeable securities, but such registration does not necessarily mean that the selling stockholders will offer or sell the shares.

We have filed the registration statement, of which this prospectus is a part, pursuant to contractual obligations. We will not receive any proceeds from the sale of the shares by the selling stockholders but we have agreed to pay certain registration expenses.

To facilitate maintenance of our qualification as a real estate investment trust for federal income tax purposes, subject to certain exceptions, we prohibit the ownership, actually or constructively, by any single person of more than 6.0% of the value of the outstanding shares of our stock.

Our common stock is listed on the New York Stock Exchange under the symbol “ESS.” On March 6, 2006 the last reported sales price of our common stock on the New York Stock Exchange was $101.41 per share.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is March 7, 2006.

Neither Essex Property Trust, Inc. nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

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  WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004; and as amended on Form 8-K dated January 20, 2006.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•
Current Reports on Form 8-K filed on February 14, 2005, April 13, 2005, October 25, 2005, November 2, 2005 (other than the current report furnished on such date under Item 2.02 of Form 8-K), December 1, 2005, January 4, 2006, January 9, 2006, January 20, 2006, February 1, 2006, February 2, 2006 and February 6, 2006;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 27, 1994, as amended on September 19, 2003; and

•
all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than current reports furnished under Item 2.02 or 7.01 of Form 8-K) after the date of this prospectus and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303, Attention: Secretary (650) 494- 3700).

Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “Essex” or the “Company” mean Essex Property Trust, Inc. and all references to the “Operating Partnership” mean Essex Portfolio, L.P. Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “we,” “us,” or “our” mean Essex and its subsidiaries, including the Operating Partnership and its subsidiaries. When we refer to Essex’s “charter” we mean Essex’s articles of incorporation, as amended and supplemented from time to time.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” in this prospectus, or in the documents incorporated by reference in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Forward-looking statements in this prospectus include, without limitation:

•	Our expectations regarding our ability to finance all of our balloon payments when due under our mortgages and our line of credit borrowings;

•	Our intent to continue to acquire multifamily residential properties;

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Our expectation to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or additional equity;

•	Our intent to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make;

•	Our ability to obtain additional debt financing in the future through mortgages on some or all of our properties;

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Our ability to enter into business combinations with Messrs. Marcus and Millichap and The Marcus & Millichap Company, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law;

•	Our ability to establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control;

•	Our expectation to engage in tax-exempt financings in the future;

•	Our anticipation to maintain sufficient influence over any joint venture to achieve its objectives;

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Our plan to hold contributed assets or defer recognition of taxable gain on their sale pursuant to like-kind exchanges under Section 1031 of the Internal Revenue Code and their impact on our financial position;

•	Essex’s expectation to continue to be a domestically controlled REIT;

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Our belief that the amount of our assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of our total assets and will satisfy the 5% and both 10% asset tests;

•	Essex’s belief that it is not, and it does not expect to become, a “pension-held REIT”;

•	Our intention to structure any hedging transactions in a manner that does not jeopardize our status as a REIT;

•	Our anticipation to maintain sufficient influence over the Essex Apartment Value Fund, L.P. to permit it to achieve its business objectives; and

•	Our belief that Essex will continue to qualify as a REIT.

All forward-looking statements included or incorporated by reference in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward- looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading “Risk Factors” in this prospectus and in the Section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q that we file with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual operating results and could cause our actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

RISK FACTORS

Our operations involve various risks that could have adverse consequences including, without limitation, reductions in funds from operations, impairing our ability to make distributions to shareholders, and failure to qualify as a REIT. These risks include, among others, the following:

We depend on our key personnel

Our success depends on our ability to attract and retain the services of executive officers, senior officers and company managers. There is substantial competition for qualified personnel in the real estate industry and the loss of several of our key personnel could have an adverse effect on us.

Debt Financing

At September 30, 2005, we had approximately $1.31 billion of indebtedness (including $344.6 million of variable rate indebtedness, of which $138.9 million is subject to interest rate protection agreements).

We are subject to the risks normally associated with debt financing, including the following:

•	cash flow may not be sufficient to meet required payments of principal and interest;

•	inability to refinance existing indebtedness, including on encumbered properties;

•	the terms of any refinancing may not be as favorable as the terms of existing indebtedness;

•	inability to comply with debt covenants which could cause an acceleration of the maturity date; and

•	repaying debt before the scheduled maturity date could result in prepayment penalties.

Uncertainty of Ability to Refinance Balloon Payments

At September 30, 2005, we had an aggregate of approximately $1.31 billion of mortgage debt and line of credit borrowings, most of which are subject to balloon payments of principal. We do not expect to have sufficient cash flows from operations to make all of such balloon payments when due under these mortgages and the line of credit borrowings. At September 30, 2005, these mortgages and lines of credit borrowings had the following scheduled principal payments:

•	October 1 to December 31, 2005 — $6.5 million;

•	2006 — $26.2 million;

•	2007 — $182.4 million (includes lines of credit balance of $56 million as of September 30, 2005);

•	2008 — $156.1 million;

•	2009 — $147.7 million (includes lines of credit balance of $93.7 million as of September 30, 2005);

•	2010 and thereafter — $795.3 million.

We may not be able to refinance such mortgage indebtedness or lines of credit. The properties subject to these mortgages could be foreclosed upon or otherwise transferred to the mortgagee. This could cause us to lose income and asset value. Alternatively, we may be required to refinance the debt at higher interest rates. If we are unable to make such payments when due, a mortgage lender could foreclose on the property securing the mortgage, which could have a material adverse effect on our financial condition and results of operations.

The price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

•	actual or anticipated changes in operating results or business prospects;

•	changes in financial estimates by securities analysts;

•	an inability to meet or exceed securities analysts’ estimates or expectations;

•	conditions or trends in our industry or sector;

•	the performance of other multifamily residential REITs and related market valuations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships,

•	divestitures, joint ventures or other strategic initiatives;

•	hedging or arbitrage trading activity in our common stock;

•	changes in interest rates;

•	capital commitments;

•	additions or departures of key personnel; and

•	future sales of our common stock or securities convertible into, or exchangeable or exercisable for, our common stock.

Holders of our common stock are subject to the risk of volatile and depressed market prices of our common stock. In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure holders of our common stock that the market prices of our common stock will not fall in the future.

Economic Environment and Impact on Operating Results

Both the national economy and the economies of the western states in which we own, manage and develop properties, some of which are concentrated in high-tech sectors, are subject to economic downturns. The impact of such downturns on our operating results can include, without limitation, reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expenses. Reductions in occupancy and market rental rates could result in a reduction of rental revenues, operating income, cash flows, and the market value of our common stock. A prolonged downturn could also affect our ability to obtain financing at acceptable rates of interest and to access funds from the disposition of properties at acceptable prices.

Risk of Rising Interest Rates

At September 30, 2005, we had approximately $194.9 million of long-term variable rate indebtedness bearing interest at floating rates tied to the rate of short-term tax-exempt revenue bonds (which mature at various dates from 2006 through 2034), and $149.7 million of variable rate indebtedness under our lines of credit, of which $56 million bears interest at 1.0% over LIBOR and $93.7 million bearing interest at the Freddie Mac Reference Rate plus from 0.55% to 0.59%. At September 30, 2005, approximately $205.7 million of our long-term variable rate indebtedness was not subject to any interest rate protection agreements. Accordingly, an increase in interest rates may have an adverse effect on our net income and results of operations.

Current interest rates are at historic lows and could potentially increase rapidly. Significant and rapid interest rate increases would result in higher interest expense on our variable rate indebtedness. Prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

Risk of Inflation/Deflation

Substantial inflationary or deflationary pressures could have a negative effect on rental rates and property operating expenses, which would adversely affect our financial position and our results of operations.

Risk of Losses on Interest Rate Hedging Arrangements

We have, from time to time, entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, these agreements also may reduce the benefits to us when interest rates decline. We cannot assure you that we can refinance any such hedging arrangements or that we will be able to enter into other hedging arrangements to replace existing ones if interest rates decline. Furthermore, interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on our investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with large financial institutions.

On February 16, 2005, the Company entered into a $50.0 million notional forward-starting swap with a commercial bank at a fixed rate of 4.927% and a settlement date on or around October 1, 2007. This 10-year forward starting interest rate swap issued to hedge the cash flows associated with the forecasted issuance of debt expected to occur in 2007.

On August 18, 2005, the Company entered into a $50.0 million notional forward-starting swap with a commercial bank as a fixed rate of 4.869% and a settlement date between January 1, and December 1, 2008. This 10-year forward starting interest rate swap is used to hedge the cash flows associated with the forecasted issuance of debt expected to occur in 2008.

At September 30, 2005, derivative instruments designated as cash flow hedges were recorded as a net derivative asset of $91,000 and were included in prepaid expenses and other assets. The net change in fair value of the derivative instruments for the nine months was a net unrealized gain of $91,000. Derivatives designated as cash flow hedges are separately disclosed in the statement of changes in shareholders’ equity accumulated other comprehensive income. No hedge ineffectiveness on cash flow hedges was recognized during 2005. The Company did not have accumulated other comprehensive income in 2004.

Acquisition Activities: Risks that Acquisitions Will Fail to Meet Expectations

We intend to continue to acquire multifamily residential properties. There are risks that acquired properties will fail to perform as expected.

Our estimates of future income, expenses and the costs of improvements or redevelopment that are necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. We expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or related partnerships or additional equity by Essex. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of Essex’s existing stockholders. If we finance new acquisitions under existing lines of credit, there is a risk that, unless we obtain substitute financing, Essex may not be able to secure further lines of credit for new development or such lines of credit may be not available on advantageous terms.

Further, acquisitions of properties are subject to the general risks associated with real estate investments. For further information regarding these risks, please see ‘‘Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks.’’

Risks that Development Activities Will Be Delayed, not Completed, and/or Fail to Achieve Expected Results

We pursue multifamily residential property development projects and these projects generally require various governmental and other approvals, which we cannot assure you that we will receive. Our development activities generally entail certain risks, including the following:

•	funds may be expended and management’s time devoted to projects that may not be completed;

•	construction costs of a project may exceed original estimates, possibly making the project economically unfeasible;

•	development projects may be delayed due to, without limitation, adverse weather conditions, labor shortages, or unforeseen complications;

•	occupancy rates and rents at a completed project may be less than anticipated; and

•	operating costs at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to Essex’s stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see ‘‘Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks.’’

The Geographic Concentration of the Properties and Fluctuations in Local Markets May Adversely Impact Our Financial Conditions and Results of Operations

We derived significant amounts of rental revenues for the nine months ended September 30, 2005 from properties concentrated in Southern California (Los Angeles, Ventura, Orange, San Diego and Riverside counties), Northern California (the San Francisco Bay Area), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of September 30, 2005, of our 125 ownership interests in multifamily residential properties, 91 are located in California. As a result of this geographic concentration, if a local property market performs poorly, the income from the properties in that market could decrease. As a result of such a decrease in income, we may be unable to pay expected dividends to our stockholders. The performance of the economy in each of these areas affects occupancy, market rental rates and expenses and, consequently, impacts the income generated from the properties and their underlying values. The financial results of major local employers also may impact the cash flow and value of certain of the properties. Economic downturns in the local markets in which we own properties could have a negative impact on our financial condition and results of operations.

Competition in the Multifamily Residential Market May Adversely Affect Operations and the Rental Demand for Our Properties

There are numerous housing alternatives that compete with our multifamily properties in attracting residents. These include other multifamily rental apartments and single-family homes that are available for rent in the markets in which the properties are located. The properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates and occupancy may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Debt Financing on Properties May Result in Insufficient Cash Flow

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code. We may obtain additional debt financing in the future through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross-collateralized. As of September 30, 2005, Essex had 81 of its 115 consolidated multifamily properties encumbered by debt. Of the 81 properties, 62 are secured by deeds of trust relating solely to those properties, and with respect to the remaining 19 properties, 4 cross-collateralized mortgages are secured by 8 properties, 6 properties, 3 properties, and 2 properties, respectively. The holders of this indebtedness will have a claim against these properties and, to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This, in turn, may accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and asset value.

Dividend Requirements as a Result of Preferred Stock May Lead to a Possible Inability to Sustain Dividends

The Operating Partnership currently has $130 million in aggregate of Series B Cumulative Redeemable Preferred Units (the ‘‘Series B Preferred Units’’) and Series D Cumulative Redeemable Preferred Units (the ‘‘Series D Preferred Units’’) outstanding. In addition, Essex has approximately $25 million of Series F Cumulative Redeemable Preferred Stock (the ‘‘Series F Preferred Stock’’) outstanding. The Series B Preferred Units, the Series D Preferred Units, and the Series F Preferred Stock are collectively referred to as the ‘‘Preferred Equity’’.

The terms of the Series F Preferred Stock and of the preferred stock into which each series of Preferred Units are exchangeable provide for certain cumulative preferential cash distributions per each share of preferred stock. These terms also provide that while such preferred stock is outstanding, Essex cannot authorize, declare, or pay any distributions on Essex common stock, unless all distributions accumulated on all shares of such preferred stock have been paid in full. The distributions payable on such preferred stock may impair Essex’s ability to pay dividends on its common stock.

If Essex wishes to issue any common stock in the future (including, upon exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Essex’s ability to pay dividends will depend largely upon the performance of the properties currently owned by us and other properties that may be acquired in the future.

Essex’s ability to pay dividends on its stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, Essex may not make a distribution on stock if, after giving effect to such distribution, either:

•	Essex would not be able to pay its indebtedness as it becomes due in the usual course of business; or

•	Essex total assets would be less than its total liabilities.

If Essex cannot pay dividends on its stock, Essex’s status as a real estate investment trust for U.S. federal income tax purposes may be jeopardized.

Resale of Shares Pursuant to Current and Future Registration Statements May Have an Adverse Effect on the Market Price of the Shares

Pursuant to the acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, Essex entered into a registration rights agreement with these trusts, pursuant to which in January 2003 we filed a registration statement on Form S-3 in order to enable the resale of these shares of common stock. In an amendment to such registration statement filed in April 2003, Essex also registered, pursuant to certain registration rights, 50,000 shares of common stock which are issuable to the trusts in connection with certain contractual obligations and 2,270,490 shares of common stock which are issuable upon exchange of limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership holders, and comprise approximately 9.5% of the limited partnership interests of the Operating Partnership as of December 31, 2005. In addition, the Operating Partnership has invested in certain real estate partnerships. In the 2003 registration statement, we also registered, pursuant to certain registration rights, 1,473,125 shares of common stock, which are issuable upon redemption of all of the limited partnership interests in such real estate partnerships. In sum, the 2003 registration statement covers in aggregate 6,513,490 shares of our common stock. In addition, on March 31, 2004, the Operating Partnership issued 109,874 operating partnership units in connection with the acquisition of Waterford Place, a 238-unit apartment community located in San Jose, California. Essex has redeemed certain of these operating partnership units for cash. As to the remaining operating partnership units, Essex granted certain registration rights to the holders of such units with respect to the shares of Essex common stock that are issuable upon exchange of such units. Also, on August 6, 2004, the Operating Partnership issued 73,088 operating partnership units in connection with the acquisition of Vista Belvedere, a 76- unit apartment community located in the Marin County town of Tiburon, California. Essex granted certain registration rights to the holders of such units with respect to the shares of Essex common stock that are issuable upon exchange of such units. This prospectus covers the resale of the shares of Essex common stock issuable in connection with the Waterford Place and Vista Belvedere acquisitions. Furthermore, on November 29, 2005, the Operating Partnership completed a transaction in which it issued a total of $225 million aggregate principal amount of 3.625% Exchangeable Senior Notes, which are exchangeable under certain conditions for shares of Essex common stock. We have filed a registration statement, which has been declared effective, with respect to the resale of the shares of Essex common stock that may be issued upon the exchange of such notes. The resale of the shares of common stock pursuant to current and future registration statements may have an adverse effect on the market price of Essex common shares.

Our Chairman is Involved in Other Real Estate Activities and Investments, Which May Lead to Conflicts of Interest

Our Chairman, George M. Marcus, is not an employee of Essex. Mr. Marcus owns interests in various other real estate-related businesses and investments. He is the Chairman of The Marcus & Millichap Company, or ‘‘MM’’, which is a holding company for certain real estate brokerage, services and real estate investment companies. MM has an interest in Pacific Property Company, a company that invests in West Coast multifamily residential properties. In 1999, we sold an office building to MM, which Essex previously occupied as its corporate headquarters.

 Mr. Marcus has agreed not to divulge any information that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies and that he will recuse himself from any and all discussions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and his affiliated entities may potentially compete with us in acquiring and/or developing multifamily properties, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and his affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of Essex’s stockholders.

The Influence of Executive Officers, Directors and Significant Stockholders May Be Detrimental to Holders of Common Stock

As of September 30, 2005, George M. Marcus, the Chairman of Essex’s Board of Directors, directly or indirectly owned 1,752,111 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represented approximately 7.6% of the outstanding Essex common stock at such time. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders. Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Mr. Marcus and Mr. William A. Millichap, a director of Essex, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders.

Further pursuant to the acquisition of John M. Sachs, Inc. in December 2002, we issued, as partial consideration for the acquisition, 2,719,875 shares of Essex common stock and an additional 35,860 shares of Essex common stock in July 2003 to the trusts that were the shareholders of that company. As a result of this issuance, these trusts owned, as of September 30, 2005, in aggregate, approximately 5% of Essex’s outstanding common stock. Pursuant to their ownership interest in Essex, these trusts may have significant influence over us. Such influence could result in decisions that do not reflect the interest of all our stockholders.

The Voting Rights of Preferred Stock May Allow Holders of Preferred Stock to Impede Actions that Otherwise Benefit Holders of Common Stock

In general, the holders of Series F Preferred Stock and of the preferred stock into which our preferred units are exchangeable do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on Essex’s Board of Directors. These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates. In addition, while any shares of Series F Preferred Stock or shares of preferred stock into which the preferred units are exchangeable are outstanding, Essex may not without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock, each voting separately as a single class:

•	authorize or create any class or series of stock that ranks senior to such preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;

•	amend, alter or repeal the provisions of Essex’s charter or bylaws, that would materially and adversely affect the rights of such preferred stock; or

•
in the case of the preferred stock into which our preferred units are exchangeable, merge or consolidate with another entity or transfer substantially all of its assets to another entity, except if such preferred stock remains outstanding with the surviving entity and has the same terms and in certain other circumstances.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of Essex’s common stock.

The Redemption Rights of the Series B Preferred Units, Series D Preferred Units and Series F Preferred Stock may be Detrimental to Holders of Essex Common Stock

Upon the occurrence of one of the following events, the terms of the Operating Partnership’s Series B and D Preferred Units require it to redeem all of such units and the terms of Essex’s Series F Preferred Stock provide the holders of the majority of the outstanding Series F Preferred Stock the right to require Essex to redeem all of such stock:

•	Essex completes a ‘‘going private’’ transaction and its common stock are no longer registered under the Securities Exchange Act of 1934, as amended:

•	Essex completes a consolidation or merger or sale of substantially all of its assets and the surviving entity’s debt securities do not possess an investment grade rating; or

•	Essex fails to qualify as a REIT.

The aggregate redemption price of the Series B Preferred Units would be $80 million, the aggregate redemption price of the Series D Preferred Units would be $50 million and the aggregate redemption price of the Series F Preferred Stock would be $25 million, plus, in each case, any accumulated distributions.

These redemption rights may discourage or impede transactions that might otherwise be in the interest of holders of Essex common stock. Further, these redemption rights might trigger in situations where Essex needs to conserve its cash reserves, in which event such redemption might adversely affect Essex and its common holders.

Maryland Business Combination Law May Not Allow Certain Transactions Between Essex and Its Affiliates to Proceed Without Compliance with Such Law

The Maryland General Corporation Law establishes special requirements for ‘‘business combinations’’ between a Maryland corporation and ‘‘interested stockholders’’ unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.

The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

However, as permitted by the statute, the board of directors of Essex irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of Essex, respectively, and MM or any entity owned or controlled by Messrs. Marcus and Millichap and MM. Consequently, the supermajority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or MM. As a result, we may in the future enter into business combinations with Messrs.

Marcus and Millichap and MM, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-Takeover Provisions Contained in the Operating Partnership Agreement, Charter, Bylaws, and Certain Provisions of Maryland Law Could Delay, Defer or Prevent a Change in Control

While Essex is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership’s partnership agreement place limitations on Essex’s ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of Essex common stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of Essex’s stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of limited partnership interest in the Operating Partnership, Essex cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of Essex’s general partner interest in the Operating Partnership to another entity. Such limitations on Essex’s ability to act may result in it being precluded from taking action that the board of directors believes is in the best interests of Essex’s stockholders. In addition, as of September 30, 2005, one individual, George M. Marcus, held or controlled more than 50% of the outstanding units of limited partnership interest in the Operating Partnership, allowing such actions to be blocked by a small number of limited partners.

Essex’s charter authorizes the issuance of additional shares of Essex common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. We may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our shares or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Essex’s charter, as well as Essex’s stockholder rights plan, also contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of Essex’s stockholders. Essex’s stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of Essex’s stockholders. Also, Essex’s bylaws may be amended by its board of directors (upon which no assurance can be given) to include provisions that would have a similar effect, although Essex presently has no such intention. The charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the board of directors, potential acquirers may not purchase more than 6% in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

In addition, the Maryland General Corporations Law restricts the voting rights of shares deemed to be ‘‘control shares.’’ Under the Maryland General Corporations Law, ‘‘control shares’’ are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Essex Bylaws exempt Essex from the control share provisions of the Maryland General Corporations Law, the Essex board of directors may amend or eliminate the provisions of the bylaws at any time in the future. Moreover, any such amendment or elimination of such provision of the bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of Essex’s stockholders.

Bond Compliance Requirements May Limit Income From Certain Properties

At September 30, 2005, we had approximately $187 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments, Fountain Park, Anchor Village, and Parker Ranch Apartments and $15 million of fixed rate tax-exempt financing related to Meadowood Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements relating to excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed a specified percentage, generally 50%, of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks

Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and the ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses.

Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

•	the general economic climate;

•	local economic conditions in which the properties are located, such as oversupply of housing or a reduction in demand for rental housing;

•	the attractiveness of the properties to tenants;

•	competition from other available space;

•	Essex’s ability to provide for adequate maintenance and insurance; and

•	increased operating expenses.

Also, as leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values also may be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

Essex’s Joint Ventures and Joint Ownership of Properties and Partial Interests in Corporations and Limited Partnerships Could Limit Essex’s Ability to Control Such Properties and Partial Interests

Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer’s actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence of any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners’ approval, or joint venture partners could take actions binding on the joint venture without consent. Additionally, should a joint venture partner become bankrupt, we could become liable for such partner’s share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership’s interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership’s ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership’s objectives. In addition, the Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. In addition, we have and in the future may enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they could have a material impact on our financial position.

Dedicated Investment Activities and Other Factors Specifically Related to Essex Apartment Value Fund II, L.P.

In 2004, we organized an investment fund, Essex Apartment Value Fund II, LP. (‘‘Fund II’’), which subject to specific exceptions, is our exclusive investment vehicle for new investment until at least 90% of Fund II’s committed capital has been invested or committed for investments, or if earlier, October 31, 2006. We are committed to invest 28.2% of the aggregate capital committed to Fund II. Fund II involves risks to us such as the following: our partners in Fund II might remove Essex as the general partner of Fund II; become bankrupt (in which event we might become generally liable for the liabilities of Fund II); have economic or business interests or goals that are inconsistent with our business interests or goals; fail to fund capital commitments as contractually required; or fail to approve decisions regarding Fund II that are in our best interest. We will, however, generally seek to maintain sufficient influence over Fund II to permit it to achieve its business objectives.

Investments In Mortgages And Other Real Estate Securities

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities that own real estate and may also invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

•	that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;

•	the borrower may not pay indebtedness under the mortgage when due, requiring us to foreclose, and the amount recovered in connection with the foreclosure may be less than the amount owed;

•	that interest rates payable on the mortgages may be lower than our cost of funds; and

•	in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to its stockholders could be adversely affected.

Possible Environmental Liabilities

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on, in, to or migrating from such property. Such laws often impose liability without regard as to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s or operator’s ability to sell or rent such property or to borrow using such property as collateral. In addition, persons exposed to such substances, either through soil vapor or ingestion of the substances, may claim personal injury damages. Persons who arrange for the disposal or treatment of hazardous or toxic substances or wastes also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility to which such substances or wastes were sent, whether or not such facility is owned or operated by such person. In addition, certain environmental laws impose liability for release of asbestos-containing materials (‘‘ACMs’’) into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, Essex could be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries of persons and property.

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We could carry certain limited insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of soil and groundwater contamination at certain properties. Such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations, and in some cases, from on-site sources. The former industrial users of the properties were identified as the source of contamination. The environmental studies noted that certain properties are located down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Essex has been sued for mold related matters and has settled some, but not all, of such matters, which matters remain unresolved and pending. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. We have, however, purchased pollution liability insurance, which includes limited coverage for mold, although the insurance may not cover all pending or future mold claims. We have adopted programs designed to manage the existence of mold in our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

We cannot assure you that we will not be sued in the future for mold related matters nor can we assure you that the liabilities resulting from such current or future mold related matters will not be substantial. The costs of carrying insurance to address potential mold related claims may also be substantial.

California has enacted legislation commonly referred to as ‘‘Proposition 65’’ requiring that ‘‘clear and reasonable’’ warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. We cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

Methane gas is a naturally-occurring gas that is commonly found below the surface in several areas, particularly in the Southern California coastal areas. Methane is a non-toxic gas, but can be ignitable in confined spaces. Although naturally-occurring, methane gas is not regulated at the state or federal level, some local governments, such as the County of Los Angeles, have imposed requirements that new buildings install detection systems in areas where methane gas is known to be located. Methane gas is also associated with certain industrial activities, such as former municipal waste landfills. Radon is also a naturally-occurring gas that is found below the surface. We cannot assure you that we will not be adversely affected by costs related to our compliance with methane gas related requirements or litigation costs related to methane or radon gas.

Except with respect to a few properties, Essex has no indemnification agreements from third parties for potential environmental clean-up costs at its properties. Essex has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by Essex. No assurance can be given that existing environmental studies with respect to any of the properties reveal all environmental liabilities, that any prior owner or operator of a property did not create any material environmental condition not known to Essex, or that a material environmental condition does not exist as to anyone or more of the properties. Essex has limited insurance coverage for the types of environmental liabilities described above.

General Uninsured Losses

Essex has a comprehensive insurance program covering its property and operating activities. There are, however, certain types of extraordinary losses for which Essex may not have sufficient insurance. Accordingly, Essex may sustain uninsured losses due to insurance deductibles, self-insured retention, uninsured claims or casualties, or losses in excess of applicable coverage.

Changes in Real Estate Tax and Other Laws

Generally, we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders.

Changes in Financing Policy; No Limitation on Debt

We have adopted a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50%. The calculation of debt-to-total-market-capitalization is as follows: total property indebtedness divided by the sum of total property indebtedness plus total equity market capitalization. As used in the above formula, total equity market capitalization is equal to the aggregate market value of the outstanding shares of Essex common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of Essex common stock and the gross proceeds of the preferred units of the Operating Partnership. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to-total-market-capitalization ratio was approximately 34.7% as of September 30, 2005.

Essex’s organizational documents do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors of Essex could change current policies and the policies of the Operating Partnership regarding indebtedness. If Essex changed these policies, it could incur more debt, resulting in an increased risk of default on its obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect its financial condition and results of operations. Such increased debt could exceed the underlying value of the properties.

We are Subject to Certain Tax Risks

Essex has elected to be taxed as a REIT under the Internal Revenue Code. Essex’s qualification as a REIT requires it to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within Essex’s control. Although Essex intends that its current organization and method of operation enable it to qualify as a REIT, it cannot assure you that it so qualifies or that it will be able to remain so qualified in the future. Future legislation, new regulations, administrative interpretations or court decisions (any of which could have retroactive effect) could adversely affect Essex’s ability to qualify as a REIT or adversely affect its stockholders. If it fails to qualify as a REIT in any taxable year, Essex would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates, and would not be allowed to deduct dividends paid to its shareholders in computing its taxable income. Essex may also be disqualified from treatment as a REIT for the four taxable years following the year in which it failed to qualify. The additional tax liability would reduce its net earnings available for investment or distribution to stockholders. In addition, it would no longer be required to make distributions to its stockholders. Even if Essex continues to qualify as a REIT, it will continue to be subject to certain federal, state and local taxes on its income and property.

Essex has established several taxable REIT subsidiaries. Despite Essex’s qualification as a REIT, its taxable REIT subsidiaries must pay U.S. federal income tax on their taxable income. While Essex will attempt to ensure that its dealings with its taxable REIT subsidiaries will not adversely affect its REIT qualification, it cannot provide assurance that it will successfully achieve that result. Furthermore, Essex may be subject to a 100% penalty tax, or its taxable REIT subsidiaries may be denied deductions, to the extent its dealings with its taxable REIT subsidiaries are not deemed to be arm’s length in nature. No assurances can be given that Essex’s dealings with its taxable REIT subsidiaries will be arm’s length in nature.

From time to time, we may transfer or otherwise dispose of some of our properties. Under the Internal Revenue Code, any gain resulting from transfers of properties that we hold as inventory or primarily for sale to customers in the ordinary course of business would be treated as income from a prohibited transaction subject to a 100% penalty tax. Since we acquire properties for investment purposes, we do not believe that our occasional transfers or disposals of property are prohibited transactions. However, whether property is held for investment purposes is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Internal Revenue Service may contend that certain transfers or disposals of properties by us are prohibited transactions. If the Internal Revenue Service were to argue successfully that a transfer or disposition of property constituted a prohibited transaction, then Essex would be required to pay a 100% penalty tax on any gain allocable to Essex from the prohibited transaction and Essex’s ability to retain future gains on real property sales may be jeopardized. In addition, income from a prohibited transaction might adversely affect Essex’s ability to satisfy the income tests for qualification as a REIT for U.S. federal income tax purposes. Therefore, no assurances can be given that Essex will be able to satisfy the income tests for qualification as a REIT.

  ESSEX PROPERTY TRUST, INC.

Essex is a self-administered and self-managed equity real estate investment trust that was formed in 1994 to continue and expand the real estate investment and management operations conducted by Essex Property Corporation since 1971.

The Company’s multifamily portfolio as of September 30, 2005 consists of ownership interests in 125 properties (comprising 25,950 apartment units), of which 13,382 units are located in Southern California (Los Angeles, Ventura, Orange, San Diego and Riverside counties), 5,920 units are located in Northern California (the San Francisco Bay Area), 6,346 are located in the Pacific Northwest (5,471 units in the Seattle metropolitan area and 875 units in the Portland, Oregon metropolitan area), and 302 units are located in Houston, Texas. In addition, at September 30, 2005, the Company has an ownership interest in other real estate assets consisting of three recreational vehicle parks (comprising 562 spaces), three office buildings (totaling approximately 166,340 square feet) and one manufactured housing communities (containing 157 sites), (collectively, together with the Company’s multifamily residential properties, the “Properties”). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square feet and houses the Company’s headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which the Company occupies approximately 11,200 square feet. The Woodland Hills office building has nine third-party tenants occupying approximately 27,400 feet. The Company along with its affiliated entities and joint ventures also has entered into commitments for the development of 505 units in three multifamily communities; of which one is in Northern California and two are in Southern California.

Essex conducts substantially all of its activities through the Operating Partnership. Essex currently owns an approximate 90.5% general partnership interest and members of the Company’s Board of Directors, senior management and certain third-party investors own limited partnership interests of approximately 9.5% in the Operating Partnership. As the sole general partner of the Operating Partnership, Essex has control over the management of the Operating Partnership and over each of the properties. The description of Essex’s business and properties, set forth herein, and in documents incorporated by reference herein, would apply, without material differences, to the Operating Partnership’s business and properties.

Essex’s common stock is listed on the New York Stock Exchange under the Symbol “ESS.” Essex is a Maryland corporation. Essex’s executive offices are located at 925 East Meadow Drive, Palo Alto, California 94303.

  USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders but have agreed to bear certain expenses of registration of the shares under federal and state securities laws.

  DESCRIPTION OF CAPITAL STOCK

General

As of September 30, 2005, the total number of shares of all classes of capital stock that Essex had authority to issue was 1,000,000,000 shares, consisting of 655,682,178 Essex common shares of common stock, par value $0.0001 per share, 14,317,822 shares of preferred stock, par value $0.0001 per share, and 330,000,000 shares of excess stock.

As of September 30, 2005, there were 23,139,876 Essex common shares issued and outstanding. Up to 1,375,400 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Stock Incentive Plan and up to 406,500 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan. In addition, as of September 30, 2005, an aggregate of 2,299,361 shares of common stock may be issued upon the exchange of outstanding limited partnership interests in the Operating Partnership and an additional 119,786 shares of common stock would be issuable in exchange for non-forfeitable Series Z and Z-1Incentive Units in the Operating Partnership, subject to meeting certain requirements with respect to the Series Z and Z-1 Incentive Units program. In addition, certain partners in limited partnerships in which the Operating Partnership has invested, have the right to have their limited partnership interests in such partnership redeemed for cash or, at our option, for an aggregate of 1,303,051 shares of common stock. In addition, as of September 30, 2005, there were 1,000,000 shares of Essex’s 7.8125% Series F Cumulative Preferred Stock issued and outstanding.

Common Stock of Essex Property Trust

The following description of the Essex common shares sets forth certain general terms and provisions of the common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s charter and its bylaws. The common stock is listed on the New York Stock Exchange under the symbol “ESS.” Computershare Investor Services, LLC is Essex’s transfer agent.

The holders of the outstanding common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The charter provides that shares of common stock do not have cumulative voting rights.

Subject to the preferential rights of any outstanding series of capital stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the board of directors of Essex from funds available for distribution to such holders. Essex currently pays regular quarterly dividends to holders of common stock out of funds legally available for distribution when, and if, declared by Essex’s board of directors.

In the event of a liquidation, dissolution or winding up of Essex, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by Essex.

Essex is required to seek certain information from all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than a certain percentage of our outstanding stock. Stockholders who do not provide us with the information requested are required to submit such information with their U.S. federal income tax returns. See “Material U.S. Federal Income Tax Considerations — Taxation of Essex as a REIT — Requirements for Qualification.”

Restrictions on Transfer

In order for Essex to qualify as a REIT under the Internal Revenue Code, among other requirements (see ‘‘Material U.S. Federal Income Tax Considerations — Taxation of Essex as a REIT — Requirements for Qualification’’), no more than 50% of the value of the outstanding shares of its stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. In addition, the Essex stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than its first year as a REIT) or during a proportionate part of a shorter taxable year.

Because it is essential for Essex to continue to qualify as a REIT, its charter, subject to certain exceptions, provides an “ownership limit” under which no stockholder, other than George M. Marcus or his wife and children, trusts for the benefit of his descendants and, in the case of his death, his heirs (collectively, the “Successors”), may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 6.0% of the value of the issued and outstanding shares of Essex stock. However, the ownership limit provisions provide that a qualified trust, as defined in the charter, generally may own up to 9.9% of the value of the outstanding shares of Essex stock. If George M. Marcus or the Successors convert his or their limited partnership interests in the Operating Partnership into shares of common stock, he may exceed the ownership limit. The ownership limit provisions therefore provides that George M. Marcus or the Successors may acquire additional shares (up to 25% of the value of the outstanding shares of Essex common stock) pursuant to conversion rights or from other sources so long as the acquisition does not result in the five largest beneficial owners of Essex common stock holding more than 50% of the value of the outstanding shares of Essex stock. The Board of Directors may also exempt a stockholder from the ownership limit if it received satisfactory evidence that such stockholder’s ownership of shares in excess of the ownership limit will not jeopardize Essex’s status as a REIT. There can be no assurance, however, that such an exemption will be granted. As a condition to providing such an exemption, the Board of Directors must receive an opinion of counsel and representations and agreements from the applicant with respect to preserving Essex’s REIT status.

However, the Board of Directors cannot grant an exemption to the ownership limit if the applicant would own more than 25% of the value of the outstanding shares of Essex stock, unless, in addition to the foregoing, the Board of Directors receives a ruling from the Internal Revenue Service to the effect that such an exemption will not jeopardize Essex’s status as a REIT. The Board of Directors may also increase the ownership limit to a maximum of 9.9% and, in connection therewith, require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to preserve Essex’s REIT status. If the Board of Directors and Essex’s stockholders determine that it is no longer in its best interests to attempt to qualify, or to continue to qualify, as a REIT, the ownership limit provisions of the Essex charter can be terminated.

If a stockholder attempts to transfer shares of Essex stock that would (i) create a direct ownership of Essex’s shares in excess of the ownership limit absent a Board exemption, (ii) result in the ownership of Essex by fewer than 100 persons or (iii) result in the ownership of more than 50% of the value of Essex’s stock, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, the transfer shall be null and void, and the intended transferee will acquire no rights to the shares. In addition, such shares of Essex stock will automatically be exchanged for shares of “excess stock.” Shares of Essex’s outstanding stock will also be so exchanged if, as a result of a change in Essex’s capital structure, such shares violate any of the foregoing limitations. All excess stock will be automatically transferred, without action by the purported holder, to a person who is unaffiliated with Essex or the intended transferee, as trustee for the exclusive benefit of one or more organizations described in Sections 170(b), 170(c) or 501(c)(3) of the Internal Revenue Code as charitable beneficiary and designated by resolution of the Board of Directors. Such shares of excess stock held in trust are considered issued and outstanding shares of Essex stock. In general, the trustee of such shares is deemed to own the shares of excess stock held in trust for the exclusive benefit of the charitable beneficiary on the day prior to the date of the purported transfer or change in capital structure which resulted in the automatic transfer.

Even if the provisions of the Internal Revenue Code regarding REITs are changed to eliminate any ownership concentration limitation or increase the limitation, the ownership limitations in the Essex charter will not be automatically eliminated or modified. Except as described above, any change to such limitations would require an amendment to the Essex charter, which in turn would require the affirmative vote of holders owning a majority of the outstanding shares of Essex common stock. In addition to preserving Essex’s status as a REIT, the ownership limit provisions in the Essex charter may have the effect of precluding an acquisition of Essex’s control without the approval of the Board of Directors.

All certificates representing shares of Essex’s equity stock will bear a legend referring to the restrictions described above.

Stockholder Rights Plan

On October 13, 1998, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend distribution of one “Right” for each outstanding share of its common stock to stockholders of record at the close of business on November 21, 1998, and authorized the issuance of one Right with each share of common stock issued thereafter. Each Right entitles the registered holder to purchase from Essex one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock at a purchase price of $99.13 per Unit, subject to adjustment. In certain circumstances the Rights will entitle holders to purchase shares of common stock or the common stock of an Acquiring Person (as defined below). The description and terms of the Rights are set forth in a Rights Agreement between Essex and BankBoston, N.A., as Rights Agent, dated as of November 11, 1998, and as amended December 13, 2000 and February 28, 2002.

The Rights will separate from the common stock and the “Distribution Date” will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (unless such person is or becomes the beneficial owner of 15% or more of Essex’s outstanding common stock and had a contractual right or the approval of Essex’s Board of Directors; provided that such percentage shall not be greater than nineteen and nine-tenths percent (19.9%)) (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Essex, or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Certain persons, including Essex and its subsidiaries are exempt from the definition of Acquiring Person.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 11, 2008 unless earlier redeemed or exchanged by Essex or terminated pursuant to a merger or other acquisition transaction involving Essex approved by Essex’s Board of Directors. In general, at any time until ten (10) days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events); provided, however, that the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, information about the selling stockholders as of March 6, 2006. The share amounts set forth in the table are based upon information provided to us by these selling stockholders or their representatives as of recent dates, or our records, and such amounts are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Beneficial ownership in the following table is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 6, 2006 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table below has sole voting and investment power with respect to the shares set forth opposite such person’s name.

Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the number or percentage of shares of common stock that each selling stockholder will own upon completion of the offering to which this prospectus relates. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling stockholders.

In the registration statement, of which this prospectus is a part, we have registered, pursuant to certain registration rights, an aggregate of 142,076 shares of common stock, which are issuable upon exchange of certain currently outstanding limited partnership interests in the Operating Partnership.

The selling stockholders named below may from time to time offer all, some or none of their shares of common stock offered by this prospectus. The term “Selling Stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

Each selling stockholder set forth in the table below owns (assuming the exchange of all the limited partnership interests held by such stockholder into common stock) less than 1% of the outstanding common stock of Essex.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock That May Be Sold in This Offering	Shares of Common Stock Beneficially Owned After the Offering(1)	Percentage of Common Stock Beneficially Owned After the Offering

Preston Butcher	79,659	26,736	52,923	*
Jeffrey K. Byrd	60,474	16,975	43,499	*
W. Dean Henry	26,830	736	26,094	*
Stuart and Sandy Leeder	3,274	1,099	2,175	*
Mack Pogue	74,737	23,442	51,295	*
Peter John Andersen, Jr. and Janet Irene Andersen, as trustees of the Peter John Andersen, Jr. and Janet Irene Andersen 1987 Trust.	73,088	73,088	0	*

(1) Such shares of common stock beneficially owned after this offering may be covered by a prior registration statement (Registration Statement No. 333-102552), which has been declared effective.

*Less than one (1) percent of the outstanding common stock of Essex.

  CERTAIN PROVISIONS OF ESSEX’S CHARTER AND BYLAWS

Certain provisions of Essex’s charter and bylaws might discourage certain types of transactions that involve an actual or threatened change of control of Essex. The ownership limit may delay or impede a transaction or a change in control of Essex that might involve a premium price for Essex’s capital stock or otherwise be in the best interest of the stockholders. See “Description of Capital Stock-Restrictions on Transfer.” Pursuant to Essex’s charter and bylaws, Essex’s board of directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of Essex. Also, Essex’s Stockholder Rights Plan may deter or prevent a change in control of Essex. See “Description of Capital Stock-Stockholder Rights Plan.” The issuance of preferred stock by the board of directors may also have the effect of delaying, deferring or preventing a change in control of Essex.

  MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to our qualification and taxation as a REIT, our investment in entities treated as partnerships for U.S. federal income tax purposes and the ownership and disposition of our common stock. Because this is a summary that is intended to address only material U.S. federal income tax consequences generally relevant to all stockholders relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership, and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

General

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 1994. We believe that we have been organized and operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code.

Qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Although we intend to continue to operate to satisfy such requirements, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. See “-- Failure to Qualify.”

The provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and other U.S. federal income tax laws relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the U.S. federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and U.S. Treasury regulations thereunder, and administrative and judicial interpretations thereof. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

Morrison & Foerster LLP has acted as our tax counsel in connection with the filing of this prospectus. In connection with this filing, Morrison & Foerster LLP will opine that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for each of our taxable years beginning with the taxable year ended December 31, 1994 through our taxable year ended December 31, 2005, and if we continue to be organized and operated after December 31, 2005 in the same manner as we have prior to that date, we will continue to qualify as a REIT. The opinion of Morrison & Foerster LLP will be based on various assumptions and representations made by us as to factual matters, including representations made by us in this prospectus and a factual certificate provided by one of our officers. Moreover, our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Morrison & Foerster LLP. Accordingly, neither Morrison & Foerster LLP nor we can assure you that the actual results of our operations for any particular taxable year will satisfy these requirements. See “--Failure to Qualify.”

In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are satisfied, entities, such as us, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, generally are not taxed at the corporate level on their “REIT taxable income” that is distributed currently to stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations under current law.

If we fail to qualify as a REIT in any year, however, we will be subject to U.S. federal income tax as if we were an ordinary corporation and our stockholders will be taxed in the same manner as stockholders of ordinary corporations. In that event, we could be subject to potentially significant tax liabilities, the amount of cash available for distribution to our stockholders could be reduced and we would not be obligated to make any distributions. Moreover, we could be disqualified from taxation as a REIT for four taxable years. See “—Failure to Qualify.”

Taxation of Essex

In any year in which we qualify as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our net income that we distribute to stockholders, except as follows:

•
First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gain. (However, we can elect to “pass through” any of our taxes paid on our undistributed net capital gain income to our stockholders on a pro rata basis.)

•	Second, under certain circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference.

•
Third, if we have (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•
Fourth, if we have net income from prohibited transactions (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than foreclosure property and property involuntarily converted), such income will be subject to a 100% penalty tax.

•
Fifth, as discussed in detail below, if we should fail to satisfy the gross income tests or the asset tests, and nonetheless maintain our qualification as a REIT because certain other requirements have been satisfied, we ordinarily will be subject to a penalty tax relating to such failure, computed as described below. Similarly, if we maintain our REIT status despite our failure to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, we must pay a penalty of $50,000 for each such failure.

•
Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts distributed.

•
Seventh, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired such asset, then, to the extent of any built-in, unrealized gain at the time of acquisition, such gain generally will be subject to tax at the highest regular corporate rate.

•	Eighth, we may be subject to an excise tax if our dealings with our taxable REIT subsidiaries, defined below, are not at arm’s length.

•	Finally, any earnings we derive through a taxable REIT subsidiary will effectively be subject to a corporate-level tax.

Requirements for Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we were to fail to satisfy condition (6) during a taxable year, that failure would not result in our disqualification as a REIT under the Internal Revenue Code for such taxable year as long as (i) we satisfied the stockholder demand statement requirements described in the succeeding paragraph and (ii) we did not know, or exercising reasonable diligence would not have known, whether we had failed condition (6).

We believe we have issued sufficient stock with sufficient diversity of ownership to satisfy conditions (5) and (6) above. In order to ensure compliance with the ownership tests described above, we also have certain restrictions on the transfer of our stock to prevent further concentration of stock ownership.

Moreover, to evidence compliance with these requirements, we must maintain records which disclose the actual ownership of our outstanding stock. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our stock disclosing the actual owners of our stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of our records. A stockholder failing or refusing to comply with our written demand must submit with his federal income tax returns a similar statement disclosing the actual ownership of our stock and certain other information. In addition, our charter restricts the transfer of our shares in order to assist in satisfying the share ownership requirements. See “Description of Common Stock--Restrictions on Transfer.”

Although we intend to satisfy the shareholder demand letter rules described in the preceding paragraph, our failure to satisfy these requirements will not result in our disqualification as a REIT but may result in the imposition of Internal Revenue Service penalties against us.

We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Certain of our corporate subsidiaries will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its outstanding stock and we and the subsidiary do not jointly elect to treat it as a “taxable REIT subsidiary” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus the subsidiaries in which we own a 100% interest (other than taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax and our ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under “--Asset Tests.”

In the case of a REIT that is a partner in a partnership, U.S. Treasury regulations provide that the REIT will be deemed to own its proportionate share, generally based on its pro rata share of capital interest in the partnership, of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of the gross income tests and the asset tests, described below. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as our assets, liabilities and items of income for purposes of applying the requirements described below. See “--Investments in Partnerships.”

Asset Tests

At the close of each quarter of our taxable year, we generally must satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, although the remaining 25% of our assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5% of the value of our total assets as to any one nongovernment issuer, (2) 10% of the outstanding voting securities of any one issuer, or (3) 10% of the value of the outstanding securities of any one issuer. Third, not more than 20% of the total value of our assets can be represented by securities of one or more “taxable REIT subsidiaries” (described below). Securities for purposes of the above 5% and 10% asset tests may include debt securities, including debt issued by a partnership. However, debt of an issuer will not count as a security for purposes of the 10% value test if the security qualifies for any of a number of exceptions applicable, for example, to “straight debt,” as specially defined for this purpose, to certain debt issued by partnerships, and to certain other debt that is not considered to be abusive and that presents minimal opportunity to share in the business profits of the issuer. Beginning in 2005, solely for purposes of the 10% value test, a REIT’s interest in the assets of a partnership will be based upon the REIT’s proportionate interest in any securities issued by the partnership (including, for this purpose, the REIT’s interest as a partner in the partnership and any debt securities issued by the partnership, but excluding any securities qualifying for the “straight debt” or other exceptions described above), valuing any debt instrument at its adjusted issue price.

We and a corporation in which we own stock may make a joint election for such subsidiary to be treated as a “taxable REIT subsidiary.” A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. The securities of a taxable REIT subsidiary are not subject to the 5% asset test and the 10% vote and value tests described above. Instead, as discussed above, a separate asset test applies to taxable REIT subsidiaries. The rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur “at arm’s length” and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt-to-equity ratio. In addition, a 100% penalty tax can be imposed on the REIT if its loans to or rental, service or other agreements with its taxable REIT subsidiary are determined not to be on arm’s length terms. No assurances can be given that Essex’s loans to or rental, service or other agreements with its taxable REIT subsidiary will be on arm’s length terms. A taxable REIT subsidiary is subject to a corporate level tax on its net taxable income, as a result of which our earnings derived through a taxable REIT subsidiary are effectively subject to a corporate level tax notwithstanding our status as a REIT. To the extent that a taxable REIT subsidiary pays dividends to us in a particular calendar year, we may designate a corresponding portion of dividends we pay to our stockholders during that year as “qualified dividend income” eligible to be taxed at reduced rates to noncorporate recipients. See “--Taxation of Taxable U.S. Holders.”

We have made elections to treat several of our corporate subsidiaries as taxable REIT subsidiaries. We believe that the value of the securities we hold of our taxable REIT subsidiaries does not and will not represent more than 20% of our total assets, and that all transactions between us and our taxable REIT subsidiaries are conducted on arm’s length terms. In addition, we believe that the amount of our assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of our total assets and will satisfy the 5% and both 10% asset tests.

Beginning in 2005, if we fail to satisfy the 5% and/or 10% asset tests for a particular quarter, we will not lose our REIT status if the failure is due to the ownership of assets the total value of which does not exceed a specified de minimis threshold, provided that we come into compliance with the asset tests within six months after the last day of the quarter in which we identify the failure. In addition, beginning in 2005, other failures to satisfy the asset tests generally will not result in a loss of REIT status if (i) following our identification of the failure, we file a schedule with the Internal Revenue Service describing each asset that caused the failure; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) we come into compliance with the asset tests within six months after the last day of the quarter in which the failure was identified; and (iv) we pay an excise tax equal to the greater of $50,000 or an amount determined by multiplying the highest corporate tax rate by the net income generated by the prohibited assets for the period beginning on the first date of the failure and ending on the date we come into compliance with the asset tests.

Gross Income Tests

We must satisfy two separate percentage tests relating to the sources of our gross income for each taxable year. For purposes of these tests, where we invest in a partnership, we will be treated as receiving our pro rata share based on our capital interest in the partnership of the gross income and loss of the partnership, and the gross income of the partnership will retain the same character in our hands as it has in the hands of the partnership. See “-- Investments in Partnerships”.

The 75% Test

At least 75% of our gross income for a taxable year must be “qualifying income.” Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations collateralized by mortgages on, or interests in, real property;

(3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”); (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (8) income from temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if we, or an owner of 10% or more of our equity securities, directly or constructively owns (i) in the case of any tenant that is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant; or (ii) in the case of any tenant that is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (a “related party tenant”), unless the related party tenant is a taxable REIT subsidiary and certain other requirements are satisfied. In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% test and 95% test (described below) if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to tenants, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. The “independent contractor” or taxable REIT subsidiary requirement, however, does not apply to the extent that the services provided by us are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Internal Revenue Code apply, pursuant to which ownership interests in certain entities held by one entity are deemed held by certain other related entities.

In general, if a REIT provides impermissible services to its tenants, all of the rent from that property will be disqualified from satisfying the 75% test and 95% test (described below). However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (as determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred by the REIT in furnishing or rendering the service.

We do not receive any rent that is based on the income or profits of any person. In addition, we do not own, directly or indirectly, 10% or more of any tenant (other than, perhaps, a tenant that is a taxable REIT subsidiary where other requirements are satisfied). Furthermore, we believe that any personal property rented in connection with our apartment facilities is well within the 15% restriction. Finally, we do not believe that we provide services, other than within the 1% de minimis exception described above, to our tenants that are not customarily furnished or rendered in connection with the rental of property, other than through an independent contractor or a taxable REIT subsidiary. Essex does not intend to rent to any related party, to base any rent on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales), or to charge rents that would otherwise not qualify as rents from real property.

The 95% Test

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for a taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property.

Dividends from a corporation (including a taxable REIT subsidiary) and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not (except with respect to dividends from a REIT) for purposes of the 75% test. For purposes of determining whether we comply with the 75% and 95% tests, gross income does not include income from “prohibited transactions” (discussed below).

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate or other swaps, caps and floors, or options to purchase such items, and futures and forward contracts. Through the end of our 2004 tax year, to the extent we entered into an interest rate swap or cap contract, option, futures contract, forward rate agreement or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract was qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Beginning in 2005, to the extent a transaction meets certain identification requirements and hedges any indebtedness incurred or to be incurred to acquire or carry “real estate assets,” including interest rate hedges as well as other types of hedges, any income or gain from the disposition of such a hedging transaction will be disregarded in applying the 95% gross income test, but will continue to be taken into account as nonqualifying income for purposes of the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Our investment in apartment communities generally gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of apartment communities, other than from prohibited transactions, as described below, or of our interest in a partnership generally will be qualifying income for purposes of the 75% and 95% gross income tests. We anticipate that income on our other investments will not result in our failing the 75% or 95% gross income test for any year.

Even if we fail to satisfy one or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if our failure to comply was due to reasonable cause and not to willful neglect, and we timely comply with requirements for reporting each item of our income to the Internal Revenue Service. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we will still be subject to a special tax upon the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 90% (95% for 2005 and later taxable years) of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income over 5% of our REIT taxable income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. (However, we can elect to “pass through” any of our taxes paid on our undistributed net capital gain income to our stockholders on a pro rata basis.)

Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

We believe that we have made timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future we may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, will borrow funds or issue preferred or common stock to satisfy the distribution requirement. We may be required to borrow funds at times when market conditions are not favorable.

If we fail to meet the distribution requirements as a result of an adjustment to our tax return by the Internal Revenue Service or we determine that we understated our income on a filed return, we may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Beginning in 2005, if we should fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, we may retain our REIT qualification if the failures are due to reasonable cause and not willful neglect, and if we pay a penalty of $50,000 for each such failure.

Certain Loss Limitations

The American Jobs Creation Act of 2004, or the 2004 Act, added Section 470 to the Code, which provides certain limitations on the utilization of losses allocable to leased property owned by a partnership having both taxable and tax-exempt partners such as the Operating Partnership. Currently, it is unclear how the transition rules and effective dates set forth in the 2004 Act will apply to entities such as the operating partnership. However, the IRS issued a notice stating that it will not apply Section 470 to partnerships for taxable years beginning before January 1, 2006 based solely on the fact that a partnership had both taxable and tax-exempt partners. It is important to note that this notice provides relief for the operating partnership’s taxable year ending December 31, 2005 only. Accordingly, commencing with our taxable year beginning January 1, 2006, unless Congress passes corrective legislation which addresses this issue or some other form of relief, certain losses generated with respect to properties owned by the Operating Partnership may be disallowed until future years. This could increase the amount of distributions we are required to make in a particular year in order to meet the REIT distribution requirements and also could increase the portion of distributions to our stockholders that are taxable as dividends.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a “prohibited transaction”). Under a safe harbor provision in the Internal Revenue Code, however, income from certain sales of real property held by the REIT for at least four years at the time of the disposition will not be treated as income from a prohibited transaction. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Although we will attempt to ensure that none of our sales of property will constitute a prohibited transaction, we cannot assure you that none of such sales will be so treated.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction and noncorporate distributees may be eligible to treat the dividends as “qualified dividend income” taxable at capital gain rates. See “--Taxation of Taxable U.S. Holders.” Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Investments in Partnerships

General

We hold a direct ownership interest in the Operating Partnership. In general, partnerships are "pass- through" entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The allocation of partnership income or loss must comply with rules for allocating partnership income or loss under Section 704(b) of the Internal Revenue Code and U.S. Treasury regulations thereunder. The Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and U.S. Treasury regulations thereunder. We include our allocable share of items of partnership income, gain, loss deduction and credit in the computation of our REIT taxable income. Moreover, we include our proportionate share, based on our capital interest in a partnership, of the foregoing partnership items for purposes of the various REIT income tests. See "--Taxation of Essex" and "--Gross Income Tests." Any resultant increase in our REIT taxable income increases our distribution requirements, but is not subject to U.S. federal income tax in our hands provided that such income is distributed to our stockholders. See "--Annual Distribution Requirements." In addition, for purposes of the REIT asset tests, we include our proportionate share, generally based on our capital interest in assets held by the partnerships. See "--Asset Tests."

Tax Allocations with Respect to the Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of our properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership has property subject to book-tax differences. Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who contributed appreciated assets to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including some of our properties). This will tend to eliminate the book-tax difference over time. However, the special allocation rules under Section 704(c) of the Internal Revenue Code do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership can be expected to cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to us as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “--Annual Distribution Requirements.” In addition, the application of Section 704(c) of the Internal Revenue Code is not entirely clear and may be affected by authority that may be promulgated in the future.

Investment in Our Common Stock

The following summary describes certain U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, or persons holding our common stock as a part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the current U.S. federal income tax laws and interpretations thereof as of the date hereof. Such authorities may be repealed, revoked, or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

U.S. Holders. As used herein, a “U.S. holder” of our common stock means a holder that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person or otherwise is treated as a U.S. person.

Taxation of Taxable U.S. Holders

As long as we qualify as a REIT, distributions made to our taxable U.S. holders out of current or accumulated earnings and profits (and not designated as capital gain dividends or “qualified dividend income”) will be taken into account by them as ordinary income, and U.S. holders that are corporations will not be entitled to a dividends received deduction.

“Qualified dividend income” generally includes dividends received from ordinary U.S. corporations and from certain qualified foreign corporations, provided that certain stock holding period requirements are met. “Qualified dividend income” of noncorporate taxpayers is currently taxed as net capital gain, thus reducing the maximum tax rate on such dividends to 15% for taxable years ending after December 31, 2002 and beginning before January 1, 2009.

In general, dividends paid by REITs are not eligible for the 15% tax rate on “qualified dividend income” and, as a result, our ordinary REIT dividends will continue to be taxed at the higher ordinary income tax rate. Dividends received by a noncorporate stockholder could be treated as “qualified dividend income,” however, to the extent we have dividend income from taxable corporations (such as a taxable REIT subsidiary) and to the extent such dividends are attributable to income that is subject to tax at the REIT level (for example, if we distributed less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

To the extent we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. holder, reducing the tax basis of a U.S. holder’s common stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. holder’s tax basis treated as proceeds from a sale of common stock, the tax treatment of which is described below. Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by us in October, November or December of any year and payable to a U.S. holder who held our common stock on a specified record date in any such month shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.

In general, distributions which are designated by us as capital gain dividends will be taxable to U.S. holders as gain from the sale of assets held for greater than one year, or “long-term term capital gain.” That treatment will apply regardless of the period for which a U.S. holder has held the common stock upon which the capital gain dividend is paid. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Noncorporate taxpayers are generally taxable at a current maximum tax rate of 15% for long-term capital gain attributable to sales or exchanges occurring on or after May 6, 2003. A portion of any capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to gains realized on the sale of real property that correspond to our “unrecaptured Section 1250 gain.”

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent designated by us, a U.S. holder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. holder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. holder, (4) increase the adjusted basis of his common stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations (which have not yet been issued).

Distributions made by us and gain arising from the sale or exchange by a U.S. holder of common stock will not be treated as passive activity income, and as a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses.

Disposition of Stock. Upon any taxable sale or other disposition of our common stock, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the U.S. holder’s adjusted basis in the common stock for tax purposes.

This gain or loss will be a capital gain or loss, and will be long-term capital gain or loss, respectively, if our common stock has been held for more than one year at the time of the disposition. Noncorporate U.S. holders are generally taxable at a current maximum rate of 15% on long-term capital gain. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate U.S. holders) to a portion of capital gain realized by a noncorporate U.S. holder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common stock regardless of its holding period for the stock.

In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the discussion above) from us required to be treated by such U.S. holder as long-term capital gain.

Information Reporting and Backup Withholding. Payments of dividends on our common stock and proceeds received upon the sale, redemption or other disposition of our stock may be subject to Internal Revenue Service information reporting and backup withholding tax. Payments to certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. holder generally will be subject to information reporting. Such payments also generally will be subject to backup withholding tax if such holder:

•	fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number,

•	furnishes an incorrect taxpayer identification number,

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends, or

•
fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, if any, and otherwise will be refundable, provided that the requisite procedures are followed.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

Taxation of Tax-Exempt U.S. Holders

Based upon a published ruling by the Internal Revenue Service, a distribution by us to, and gain upon a disposition of our common stock by, a U.S. holder that is a tax-exempt entity will not constitute “unrelated business taxable income” (“UBTI”) provided that the tax-exempt entity has not financed the acquisition of its common stock with “acquisition indebtedness” within the meaning of the Internal Revenue Code and the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity.

However, for tax-exempt U.S. holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt U.S. holders should consult their own tax advisers concerning these “set aside” and reserve requirements.

Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a “pension-held REIT.” We believe that we are not, and we do not expect to become, a “pension-held REIT.” If we were to become a pension- held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of our stock.

Taxation of Non-U.S. Holders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders of such stock. A “non-U.S. holder” is any person who or that is not a U.S. holder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain non- U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions from the Company

1.     Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of our current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable income tax treaty). In general, non- U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of our common stock. In cases where the dividend income from a non-U.S. holder’s investment in our common stock is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder).

2.     Non-Dividend Distributions. Unless our stock constitutes a USRPI (as defined below), distributions by us which are not paid out of our current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common stock constitutes a USRPI, a distribution in excess of current and accumulated earnings and profits will be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a non-U.S. holder unless (1) a lower treaty rate applies and proper certification is provided or (2) the non- U.S. holder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder). However, the non- U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

3.     Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution made by us to a non-U.S. holder, to the extent attributable to gains (“USRPI Capital Gains”) from dispositions of United States Real Property Interests (“USRPIs”), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and therefore will be subject to U.S. income tax at the rates applicable to U.S. holders, without regard to whether such distribution is designated as a capital gain dividend. (The properties owned by the Operating Partnership generally are USRPIs.) Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate non-U.S. holder that is not entitled to treaty exemption. Notwithstanding the preceding, distributions received on our common stock, to the extent attributable to USRPI Capital Gains, will not be treated as gain recognized by the non-U.S. holder from the sale or exchange of a USRPI if (1) our common stock is regularly traded on an established securities market located in the United States and (2) the non-U.S. holder did not own more than 5% of such class of stock at any time during the one year period ending on the date of the distribution. The distribution will instead be treated as an ordinary dividend to the non-U.S. holder, and the tax consequences to the non-U.S. holder will be as described above under “Ordinary Dividends.”

Distributions attributable to our capital gains which are not USRPI Capital Gains generally will not be subject to income taxation, unless (1) investment in the shares is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain (except that a corporate non-U.S. holder may also be subject to the 30% branch profits tax), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

We generally will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. This withholding will not apply to any amounts paid to a holder of not more than 5% of our common shares while such shares are regularly traded on an established securities market. Instead, those amounts will be treated as described above under “Ordinary Dividends.”

Disposition of Stock. Unless our common stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation unless (1) the investment in the common stock is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present.

The common stock will not constitute a USRPI if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically controlled REIT, and therefore that the sale of our common stock will not be subject to taxation under FIRPTA. Because our common stock will be publicly traded, however, no assurance can be given that we will continue to be a domestically controlled REIT.

Even if we do not constitute a domestically controlled REIT, a non-U.S. holder’s sale of our common stock generally will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the stock is “regularly traded” (as defined by applicable U.S. Treasury regulations) on an established securities market and (2) the selling non-U.S. holder held (taking into account constructive ownership rules) 5% or less of our outstanding common stock at all times during a specified testing period.

If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

In addition, the purchaser of the common stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Information Reporting and Backup Withholding. Backup withholding will apply to dividend payments made to a non-U.S. holder of our common stock unless the holder has certified that it is not a U.S. holder and the payor has no actual knowledge that the owner is not a non-U.S. holder. Information reporting generally will apply with respect to dividend payments even if certification is provided.

Payment of the proceeds from a disposition of our stock by a non-U.S. holder made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a U.S. holder or otherwise establishes an exemption. Generally, Internal Revenue Service information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker- dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker- dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a specified three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then backup withholding and information reporting generally will apply unless the non-U.S. holder satisfies certification requirements regarding its status as a non-U.S. holder and the broker-dealer has no actual knowledge that the owner is not a non-U.S. holder.

A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current U.S. Treasury regulations.

Dividend Reinvestment Program

Stockholders participating in our dividend reinvestment program are treated as having received the gross amount of any cash distributions which would have been paid by us to such stockholders had they not elected to participate in the program. These distributions will retain the character and tax effect applicable to distributions from us generally. See “Investment in Our Common Stock.” Participants in the dividend reinvestment program are subject to U.S. federal income and withholding tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of our stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the distribution).

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our common stock.

  PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 142,076 shares of common stock.

Essex is registering the shares of common stock to provide the selling stockholders with freely tradeable securities, but the registration of these shares does not necessarily mean that the selling stockholders will offer or sell any of the shares.

We will not receive any proceeds from the issuance of the shares of common stock to the selling stockholders or from the sale of the shares by the selling stockholders, but we have agreed to pay certain expenses of the registration of the shares. The selling stockholders may from time to time sell the shares directly to purchasers. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of the shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the shares of common stock covered by this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short and deliver the common stock to close out such short positions. The selling stockholders also may enter into option or other transactions with broker- dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares.

The selling stockholders may transfer the shares to a donee and any donee would become a selling stockholder under this prospectus. The selling stockholders also may loan or pledge the shares. If a selling stockholder defaults on a loan secured by the shares, the pledgee could obtain ownership of the shares and would then become a selling stockholder under this prospectus.

  LEGAL MATTERS

The validity of the shares of common stock that may be sold by the selling stockholders pursuant to this prospectus has been passed upon for us by Morrison & Foerster LLP. Morrison & Foerster LLP also issued an opinion to us regarding certain tax matters described under “Material U.S. Federal Income Tax Considerations.”

  EXPERTS

The consolidated financial statements and schedule of Essex Property Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent registered public, accounting firm incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.